Exhibit 99.1

Xueda Education Group Reports Third Quarter 2013 Financial Results

Quarterly Gross Profit Increased 74.3% Year-Over-Year to $23.2 Million

Quarterly Gross Margin Increased 1,000 Basis Points Year-Over-Year to 29.2%

Quarterly Non-GAAP EPADS Increased by Nine Cents Year-Over-Year

BEIJING, November 19, 2013 — Xueda Education Group (NYSE: XUE) (“Xueda” or the “Company”), a leading national provider of personalized tutoring services for primary and secondary school students in China, today announced its unaudited financial results for the third quarter ended September 30, 2013.

Financial Highlights for Third Quarter 2013 Compared to Third Quarter 2012

•                  Total net revenues increased 14.2% to $79.4 million from $69.5 million.

•                  Gross profit increased 74.3% to $23.2 million from $13.3 million.

•                  Gross margin increased 1,000 basis points to 29.2% from 19.2%.

•                  Net income attributable to Xueda Education Group increased to $1.2 million from -$3.6 million.

•                  Diluted net income attributable to Xueda Education Group per American Depositary Share (“ADS”) was $0.02, compared to -$0.05.

•                  Non-GAAP diluted net income1 attributable to Xueda Education Group per ADS was $0.04, compared to -$0.05.

Operational Highlights for the Third Quarter 2013

•                  Course hours2 delivered per full-time instructor increased 15.7% year-over-year to 251 hours from 217 hours in the third quarter of 2012.

•                  Course hours delivered per square meter of learning centers increased 6.1% year-over-year to 8.7 hours from 8.2 hours in the third quarter of 2012.

•                  Average hourly course fee increased 9.7% year-over-year to $29.4 from $26.8 in the third quarter of 2012.

Mr. Xin Jin, co-founder and Chief Executive Officer of Xueda, stated, “We are delighted with the strong operating results reported this quarter.  By continuing our disciplined execution, we increased quarterly gross profit by 74.3%, grew gross margin by 1,000 basis points and boosted labor and space utilization rates by approximately 16% and 6%, respectively. Our nation-wide network of learning centers is running more efficiently and our focus-on-profit strategy is working and driving greater shareholder value.”

Ms. Christine Lu-Wong, Chief Financial Officer of Xueda, added, “We continued to make substantial operating gains this quarter.  Our financial and operating goals for the year are within our sights as we drive toward more robust profitability and healthy growth.”

1  All non-GAAP measures exclude share-based compensation expenses. For further details on non-GAAP measures, please refer to the reconciliation tables and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

2 Definition of “course hour” in this press release refers to 60 minutes of tutoring.

Third Quarter 2013 Financial and Operating Results

Total Net Revenues

Total net revenues in the third quarter of 2013 increased 14.2% year-over-year to $79.4 million, from $69.5 million in the third quarter of 2012.

Cost of Revenues

Cost of revenues in the third quarter of 2013 was $56.2 million, flat from the third quarter of 2012.

Gross Profit and Gross Margin

Gross profit in the third quarter of 2013 increased 74.3% year-over-year to $23.2 million from $13.3 million in the third quarter of 2012. Gross margin in the third quarter of 2013 was 29.2%, which improved from 19.2% in the third quarter of 2012. The 1,000 basis points improvement in gross margin was mainly attributable to an improved cost structure and better labor and space utilization efficiencies achieved in the learning centers.

•                  Teaching staff cost decreased to 49.7% of total net revenues in the third quarter of 2013, from 54.8% in the third quarter of 2012.

•                  Rental cost decreased to 12.7% of total net revenues in the third quarter of 2013, from 14.2% in the third quarter of 2012.

•                  Course hours delivered per full-time instructor in the third quarter of 2013 increased 15.7% year-over-year to 251 hours from 217 hours in the third quarter of 2012.

•                  Course hours delivered per square meter of learning centers in the third quarter of 2013 increased 6.1% year over year to 8.7 hours from 8.2 hours in the third quarter of 2012.

Operating Expenses

Total operating expenses increased to $23.0 million in the third quarter of 2013, compared to $18.9 million in the same period of 2012.  Total operating expenses accounted for 28.9% of total net revenues in the third quarter of 2013, compared to 27.2% in the year-ago period.

General and administrative expenses of $12.7 million in the third quarter of 2013 accounted for 16.0% of total net revenues, compared to 14.4% in the year ago period.  The increase was primarily attributed to an increase in share-based compensation expenses. Selling and marketing expenses of $10.2 million in the third quarter of 2013 accounted for 12.9% of total net revenues, compared to 12.8% in the year-ago period.

Operating Income

Income from operations in the third quarter of 2013 was $0.2 million compared to a net loss of $5.6 million for the third quarter of 2012. Non-GAAP income from operations for the third quarter in 2013 was $1.9 million, compared to a non-GAAP net loss of $5.0 million for the third quarter of 2012.

Net Income and Net Income per ADS

Net income attributable to Xueda Education Group for the third quarter of 2013 was $1.2 million, compared to a net loss of $3.6 million in the third quarter of 2012.  Diluted net income attributable to Xueda Education Group per ADS for the third quarter of 2013 was $0.02, compared to a diluted net loss per ADS of $0.05 for the third quarter of 2012.

Non-GAAP net income attributable to Xueda Education Group for the third quarter of 2013 was $2.9 million, compared to a non-GAAP net loss of $3.0 million for the third quarter of 2012. Non-GAAP diluted net income attributable to Xueda Education Group per ADS for the third quarter of 2013 was $0.04, compared to a non-GAAP diluted net loss per ADS of $0.05 for the third quarter of 2012.

Cash Flow

Net operating cash inflow for the third quarter of 2013 was $19.2 million, compared to $17.4 million for the third quarter of 2012.  Capital expenditures for the third quarter of 2013 were $2.3 million, compared to $4.8 million for the third quarter of 2012.

Cash and Short-term Investment

As of September 30, 2013, the Company had cash, cash equivalents and short-term investments totaling $251.1 million, compared to $215.4 million (net of dividends payable) as of December 31, 2012.

First Nine Months 2013 Financial Results and Operating Results

Total Net Revenues

Total net revenues were $277.9 million for the first nine months of 2013, an increase of 19.0% year-over-year from $233.5 million for the corresponding period in 2012.

Cost of Revenues

Total cost of revenues was $186.1 million for the first nine months of 2013, an increase of 10.2% year-over-year from $168.9 million for the corresponding period of in 2012.

Gross Profit and Gross Margin

Gross profit was $91.8 million for the first nine months of 2013, an increase of 42.1% year-over-year from $64.6 million for the corresponding period in 2012.  For the first nine months of 2013, gross margin was 33.0%, compared to 27.7% for the corresponding period in 2012.  The significant improvement was mainly attributable to an improved cost structure and rising labor and space utilization rates in the learning centers.

•                  Teaching staff cost was 49.1% of total net revenues for the first nine months of 2013, compared to 52.3% for the corresponding period in 2012.

•                  Rental cost was 10.9% of total net revenues for the first nine months of 2013, compared to 12.0% for the corresponding period in 2012.

•                  Total course hours delivered per full-time instructor was 842 hours for the first nine months of 2013, an increase of 10.1% year-over-year from 765 for the corresponding period in 2012.

•                  Total course hours delivered per square meter of learning centers was 31.0 hours for the first nine months of 2013, an increase of 5.8% year-over-year from 29.3 hours for the corresponding period in 2012.

Operating Expenses

Total operating expenses was $68.3 million for the first nine months of 2013, an increase of 17.7% year-over-year from $58.0 million for the corresponding period in 2012. The increase was mainly attributable to the performance bonus accrued for management team, a donation for the earthquake in Sichuan and an increase in the share-based compensation.  Total operating expenses accounted for 24.6% of total net revenues for the first nine months of 2013, relatively flat from 24.8% for the corresponding period in 2012.

General and administrative expenses were $39.9 million for the first nine months of 2013, an increase of 19.2% year-over-year from $33.4 million for the corresponding period in 2012.  General and administrative expenses accounted for 14.3% of total net revenues in the first nine months of 2013, unchanged from the corresponding period of 2012.  Selling and marketing expenses were $28.5 million for the first nine months of 2013, an increase of 15.8% year-over-year from $24.6 million for the corresponding period in 2012.  Selling and marketing expenses were 10.2% of total net revenues for the first nine months of 2013, relatively unchanged from 10.5% for the corresponding period of 2012.

Operating Income

Income from operations for the first nine months of 2013 was $23.5 million, an excellent increase of 256.3% year-over-year from $6.6 million for the corresponding period in 2012.  Non-GAAP income from operations for the first nine months of 2013 was $27.3 million, an increase of 205.2% from $8.9 million for the corresponding period in 2012.

Net Income and Net Income per ADS

Net income attributable to Xueda Education Group for the first nine months of 2013 was $20.4 million, an increase of 103.0% year-over-year from $10.1 million for the corresponding period of 2012.  Diluted net income attributable to Xueda Education Group per ADS for the first nine months of 2013 was $0.31, an increase of 106.7% from $0.15 for the corresponding period in 2012.

Non-GAAP net income attributable to Xueda Education Group for the first nine months of 2013 was $24.2 million, an increase of 95.2% year-over-year from $12.4 million for the corresponding period of 2012.  Non-GAAP diluted income attributable to Xueda Education Group per ADS for the first nine months of 2013 was $0.36, an increase of 89.5% year-over-year from $0.19 for the corresponding period of 2012.

Cash Flow

Net operating cash inflow for the first nine months of 2013 was $37.7 million, compared to a $38.7 million cash inflow for the corresponding period of 2012.  Capital expenditures for the first nine months of 2013 were $6.4 million, compared to $17.9 million for the corresponding period of 2012.

Business Outlook

For the fourth quarter of 2013, the Company currently expects:

•                  Net revenues to be in the estimated range of $69.1 million to $74.1 million, an increase of 15.8% to 24.2% from the same quarter of the previous year.

•                  Non-GAAP diluted net loss attributable to Xueda Education Group per ADS to be in the estimated range of $0.07 to $0.05, compared to a net loss per ADS of $0.11 from the same quarter of the previous year.  This estimate assumes an effective income tax rate of 25% on non-GAAP income before income tax and weighted average diluted ADSs of 68.6 million.

For the full year 2013, the Company currently expects:

•                  Net revenues to be in the estimated range of $347 million to $352 million, an increase of 18.3% to 20.0% from the previous year.

•                  Non-GAAP diluted net income attributable to Xueda Education Group per ADS to be in the estimated range of $0.29 to $0.31, compared to $0.08 from the previous year.  This estimate assumes an effective income tax rate of 25% on non-GAAP income before income tax and weighted average diluted ADSs of 66.9 million.

This guidance is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with U.S. GAAP, this press release includes certain non-GAAP financial measures of adjusted net income and adjusted diluted earnings per ADS, each of which is adjusted to exclude share-based compensation expenses. The Company believes excluding such expenses from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expenses are not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company also believes that these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with U.S. GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with U.S. GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure, please see the financial information included elsewhere in this press release.

Conference Call

Xueda will hold a conference call and live webcast at 7:00 p.m. EST on Tuesday, November 19, 2013 (which corresponds to 4:00 p.m. PST on Tuesday, November 19, 2013, and 8:00 a.m. on Wednesday, November 20, 2013 Beijing/Hong Kong Time) to discuss the results and answer questions from investors.  Listeners may access the call by dialing:

US Toll Free:	1-866-519-4004
International Toll:	65-6723-9381
Hong Kong Toll Free:	800-930-346
Hong Kong Toll:	852-2475-0994
China Toll:	800-819-0121
China Toll (Mobile)	400-620-8038
Conference ID:	64796473

The conference call will be available live via webcast on the Investors section of Xueda’s website at http://ir.xueda.com. The archive replay will be available on Xueda’s website shortly after the call.

A replay of the conference call may be accessed through November 27, 2013 by dialing:

US Toll Free:	1-855-452-5696
International Toll:	61-2-8199-0299
Conference ID:	64796473

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, market and operating conditions, estimates and projections about our industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” “targets” and similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks and uncertainties beyond our control, which could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in our filings with the U.S. Securities and Exchange Commission. We do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Xueda Education Group

Xueda Education Group (“Xueda”) is a leading national provider of personalized tutoring services for primary and secondary school students in China. For more information about Xueda, please visit ir.xueda.com.

Contact:

Xueda Education Group
Ross Warner

Tel: +86-10-6427-8899 ext. 6619

Email: investor_relations@xueda.com

Asia Bridge Capital Limited

Wendy Sun

Tel: +86-10-8556-9033 (China)

+1-888-550-8392 (U.S.)

Email: wendy.sun@asiabridgegroup.com

Xueda Education Group

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. Dollars)

	September 30, 2013	December 31, 2012
		(Note)
Current assets:
Cash and cash equivalents	$81,137	$211,944
Short-term investments	169,982	26,126
Prepaid expenses and other current assets	14,046	12,911
Amounts due from related parties	—	1,592
Deferred tax assets-current	5,256	4,335
Total current assets	270,421	256,908
Property and equipment, net	33,634	40,616
Acquired intangible assets, net	512	563
Rental deposits	4,667	4,493
Goodwill	3,796	3,729
Available-for-sale securities	6,837	5,125
Other non-current assets	3,791	4,831
Total assets	$323,658	$316,265

Liabilities and shareholders’ equity
Current liabilities:
Deferred revenue-current (including deferred revenue of the consolidated VIE without recourse to the Company of $102,168 and $105,027 as of September 30, 2013 and December 31, 2012, respectively)	102,168	105,027
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Company of $22,918 and $23,051 as of September 30, 2013 and December 31, 2012, respectively)	25,719	25,157
Dividends payable (including dividends payable of the consolidated VIE without recourse to the Company of nil and nil as of September 30, 2013 and December 31, 2012, respectively)	—	22,665
Income taxes payable (including income taxes payable of the consolidated VIE without recourse to the Company of $9,283 and $4,329 as of September 30, 2013 and December 31, 2012, respectively)	9,782	4,329
Deferred income-current (including deferred income of the consolidated VIE without recourse to the Company of nil and nil as of September 30, 2013 and December 31, 2012, respectively)	347	347

Total current liabilities	138,016	157,525
Deferred revenue-noncurrent (including deferred revenue of the consolidated VIE without recourse to the Company of $29,832 and $28,765 as of September 30, 2013 and December 31, 2012, respectively)	29,832	28,765
Deferred income-noncurrent (including deferred income of the consolidated VIE without recourse to the Company of nil and nil as of September 30, 2013 and December 31, 2012, respectively)	347	607
Deferred tax liabilities-noncurrent (including deferred tax liabilities of the consolidated VIE without recourse to the Company of $128 and $141 as of September 30, 2013 and December 31, 2012, respectively)	128	141

Total liabilities	168,323	187,038

Total Xueda Education Group Shareholders’ equity	153,862	127,864
Noncontrolling interests	1,473	1,363
Total equity	155,335	129,227
Total liabilities and equity	$323,658	$316,265

Note: The above financial information as of December 31, 2012 is derived from Xueda Education Group’s audited financial statements for the year ended December 31, 2012.

Xueda Education Group

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of U.S. Dollars, except number of ADSs and per ADS data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012

Net revenues	$79,405	$69,510	$277,933	$233,527
Cost of revenues(1)	(56,194)	(56,193)	(186,147)	(168,918)
Gross profit	23,211	13,317	91,786	64,609

Operating expenses
General and administrative(1)	(12,716)	(10,020)	(39,871)	(33,447)
Selling and marketing(1)	(10,248)	(8,891)	(28,450)	(24,576)
Total operating expenses	(22,964)	(18,911)	(68,321)	(58,023)
Income (loss) from operations	247	(5,594)	23,465	6,586
Interest income	1,783	1,668	5,359	4,950
Income (loss) before income tax expenses	2,030	(3,926)	28,824	11,536
Income tax (expenses) benefits	(909)	293	(8,302)	(1,563)

Net income (loss)	1,121	(3,633)	20,522	9,973
Net loss (income) attributable to the noncontrolling interests	112	51	(102)	86
Net income (loss) attributable to Xueda Education Group	1,233	(3,582)	20,420	10,059

Net income (loss) attributable to Xueda Education Group per ADS:
Net income (loss) attributable to Xueda Education Group
Basic	0.02	(0.05)	0.31	0.15
Diluted	0.02	(0.05)	0.31	0.15

Weighted average ADS numbers used in calculating net income (loss) attributable to Xueda Education Group per ADS:
Basic	66,034,975	65,492,531	65,618,185	65,862,752
Diluted	67,819,038	65,492,531	66,450,850	66,137,192

(1)Includes the following amounts of share-based compensation expenses for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Share-based compensation expenses included in:
Cost of revenues	$4	$1	$6	$4
Selling and marketing expenses	1	1	3	4
General and administrative expenses	1,656	613	3,790	2,339
Total	$1,661	$615	$3,799	$2,347

Xueda Education Group

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. Dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Net income (loss)	$1,121	$(3,633)	$20,522	$9,973
Other comprehensive income, net of tax	133	97	286	142
Total comprehensive income (loss)	1,254	(3,536)	20,808	10,115
Less: Comprehensive (loss) income attributable to the noncontrolling interests	(111)	(47)	110	(82)
Total comprehensive income (loss) attributable to Xueda Education Group	$1,365	$(3,489)	$20,698	$10,197

Xueda Education Group

UNAUDITED RECONSILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(in thousands of U.S. Dollars )

	Three Months Ended September 30,
	2013	2012

Cost of revenues	$(56,194)	$(56,193)
Share-based compensation expense included in cost of revenues	4	1
Non-GAAP cost of revenues	(56,190)	(56,192)

General and administrative expenses	(12,716)	(10,020)
Share-based compensation expense included in general and administrative expenses	1,656	613
Non-GAAP general and administrative expenses	(11,060)	(9,407)

Selling and marketing expenses	(10,248)	(8,891)
Share-based compensation expense included in selling and marketing expenses	1	1
Non-GAAP selling and marketing expenses	(10,247)	(8,890)

Total costs of revenues and operating expenses	(79,158)	(75,104)
Share-based compensation expenses	1,661	615
Non-GAAP costs of revenues and operating expenses	(77,497)	(74,489)

Gross profit	23,211	13,317
Share-based compensation expenses	4	1
Non-GAAP gross profit	23,215	13,318

Income (Loss) from operations	247	(5,594)
Share-based compensation expenses	1,661	615
Non-GAAP income (loss) from operations	1,908	(4,979)

Net income (loss) attributable to Xueda Education Group	1,233	(3,582)
Share-based compensation expenses	1,661	615
Non-GAAP net income (loss) attributable to Xueda Education Group	2,894	(2,967)

Non-GAAP net income (loss) attributable to Xueda Education Group per ADS:
Basic	0.04	(0.05)
Diluted	0.04	(0.05)

Weighted average ADS numbers used in calculating non-GAAP net income (loss) attributable to Xueda Education Group per ADS:
Basic	66,034,975	65,492,531
Diluted	67,819,038	65,492,531

Xueda Education Group

UNAUDITED RECONSILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(in thousands of U.S. Dollars)

	Nine Months Ended September 30,
	2013	2012

Cost of revenues	$(186,147)	$(168,918)
Share-based compensation expense included in cost of revenues	6	4
Non-GAAP cost of revenues	(186,141)	(168,914)

General and administrative expenses	(39,871)	(33,447)
Share-based compensation expense included in general and administrative expenses	3,790	2,339
Non-GAAP general and administrative expenses	(36,081)	(31,108)

Selling and marketing expenses	(28,450)	(24,576)
Share-based compensation expense included in selling and marketing expenses	3	4
Non-GAAP selling and marketing expenses	(28,447)	(24,572)

Total costs of revenues and operating expenses	(254,468)	(226,941)
Share-based compensation expenses	3,799	2,347
Non-GAAP costs of revenues and operating expenses	(250,669)	(224,594)

Gross profit	91,786	64,609
Share-based compensation expenses	6	4
Non-GAAP gross profit	91,792	64,613

Income from operations	23,465	6,586
Share-based compensation expenses	3,799	2,347
Non-GAAP income from operations	27,264	8,933

Net income attributable to Xueda Education Group	20,420	10,059
Share-based compensation expenses	3,799	2,347
Non-GAAP net income attributable to Xueda Education Group	24,219	12,406

Non-GAAP net income attributable to Xueda Education Group per ADS:
Basic	0.37	0.19
Diluted	0.36	0.19

Weighted average ADS numbers used in calculating non-GAAP net income attributable to Xueda Education Group per ADS:
Basic	65,618,185	65,862,752
Diluted	66,450,850	66,137,192